NorthStar Financial Services Group, LLC

4020 South 147th Street

Omaha, NE  68137

March 22, 2012

Northern Lights ETF Trust

450 Wireless Boulevard

Hauppauge, NY  11788

Ladies and Gentlemen:

In order to provide Northern Lights ETF Trust (the “Trust”) with initial capital, we hereby purchase from the Trust the amount of shares of the following series of the Trust at the price per share as follows:

Fund	Number of Shares	Price Per Share	Total Investment
Arrow Dow Jones Global Yield ETF	4,000	$25	$100,000
All Funds			$100,000

We represent and warrant to the Trust that the shares of the Trust are being acquired for investment and not with a view to distribution thereof, and that we have no present intention to redeem or dispose of any of the shares.

Very truly yours,

NorthStar Financial Services Group, LLC

By:  /s/ Daniel Applegarth

Name: Daniel Applegarth

Title:  Chief Financial Officer